[CSG Letterhead]

August 23, 2012

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:         Credit Suisse Group AG
Forms 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
Form 6-K filed May 8, 2012
File Nos. 001-15244 and 001-33434

Dear Ms. Hayes:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) dated July 16, 2012 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Commission on March 23, 2012 (the “2011 Form 20-F”) and the Group’s report on Form 6-K filed with the Commission on May 8, 2012 (the “1Q12 Financial Report”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

General

1.
It does not appear that you have filed unqualified legality opinions for the medium-term note offerings covered by the automatic shelf registration statement on Form F-3 filed on March 23, 2012 (File No. 333-180300). Please do so. See Securities Act Rules Compliance and Disclosure Interpretation 212.05 and Section II.B.2 of Staff Legal Bulletin No. 19 for guidance.

Response to Comment 1:

We respectfully inform the Staff that we began to file legality opinions for the medium-term note offerings referenced in the Staff's comment in August 2012. For an example of such an opinion, please see our Report on Form 6-K filed with the Commission on August 7, 2012.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 2

Form 20-F for Fiscal Year Ended December 31, 2011

2.	Please include page numbers in your future Forms 20-F filed on EDGAR.

Response to Comment 2:

We will comply with the Staff’s comment by including page numbers in all future Forms 20-F filed on EDGAR.

Strategy

Evolution of our strategy

3.           We refer to your disclosures in your Form 20-F and other filings, including your first quarter 2012 financial release, regarding the cost-efficiency measures initiated in 2011. Please expand your disclosure in future filings to explain in greater detail how you plan to effect cost savings over the next year, providing (to the extent practicable) quantitative information, such as the portion of anticipated savings attributable to reductions in headcount, compensation expense, or otherwise.

Response to Comment 3:

We advise the Staff supplementally that since the initial announcement of our cost-efficiency measures in 2Q11, our headcount has declined by approximately 2,500 full time equivalents as of the end of 2Q12, and additional headcount reductions are expected in connection with the supplemental cost-efficiency measures announced in 2Q12. We currently estimate that annualized and foreign exchange-neutral cost efficiencies totaling CHF 3.0 billion will be achievable by the end of 2013, with approximately two-thirds of those savings arising from headcount reductions and related compensation expense. We anticipate that the remainder of the savings will arise from operational efficiencies driven by lower occupancy, professional services and travel and entertainment expenses, and by lower transaction-based costs, such as commission expenses.

We will comply with the Staff’s comment by including similar detail in discussions of our cost-efficiency measures in future Forms 20-F.

Recent Regulatory Developments and Proposals

Switzerland

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 3

4.
Please tell us what consideration you have given to providing disclosure in your second quarter 2012 financial release or otherwise that addresses the recommendations relating to your capital position that were issued by the Swiss National Bank in its June 2012 financial stability report. With respect to your disclosure in the first paragraph under this section, please revise future filings to clarify the extent to which you or your banking regulators have identified any issues with your capital holdings as you transition into Basel III and the Swiss capital requirements for systemically important financial institutions.

Response to Comment 4:

We advise the Staff supplementally that on July 18, 2012, we announced a number of measures to accelerate the strengthening of our capital position, which our management believes fully address any questions raised by the Swiss National Bank’s Financial Stability Report. These capital measures were described in the press release that we filed with the Commission on Form 6-K on the date of the announcement, and our 2Q12 Financial Release, which we filed with the Commission on Form 6-K on July 24, 2012, both of which provide detailed disclosures on these measures and their expected impact on our capital ratios.

In particular, the Core Results section of the 2Q12 Financial Release includes a detailed description of the various capital measures (beginning on page 17), while the Treasury management section of the Financial Release includes a series of simulations (each subject to the assumptions stated therein) detailing our expected Transitional Swiss Core and Total Capital Ratios, as well as our expected “Look-through” Swiss Core and Total Capital Ratios and CET 1 Ratio. We intend to update these simulations in our future quarterly and annual reports.

As disclosed on page 29 of the 2011 Form 20-F, page 47 of the 1Q12 Financial Report and page 50 of the 2Q12 Financial Release, Credit Suisse believes that it can meet all of the new capital requirements applicable to the Group within the prescribed time periods. Our primary banking regulators, including the Swiss Financial Market Supervisory Authority (“FINMA”), have not notified us of any significant concerns they may have in this context.

Operating and Financial Review

Key performance indicators

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 4

5.
You disclose that you target collaboration revenues of 18% to 20% of net revenues and that collaboration revenues were 16.8% of net revenues for 2011. You also disclose that One Bank Collaboration facilitates cross-divisional collaboration initiatives throughout the Group and measures and controls collaboration revenues. Please revise your disclosure in future filings to discuss how you track and measure collaboration revenues and clearly link this disclosure to the type of net revenues to which your collaboration revenues relate as reported in your Consolidated statements of operations.

Response to Comment 5:

We advise the Staff supplementally that collaboration revenues include revenues recognized when more than one of the Group’s three divisions (Private Banking, Investment Banking and Asset Management) participates in a particular transaction. Generally, these transactions are generated when an employee from one division introduces a client to another division. For example, an employee of Investment Banking may introduce a high net worth client to a Private Banking or Asset Management employee with the result that the client places assets under management with the Group, or capital or financing opportunities are presented to Investment Banking staff by a member of another division, culminating in a capital markets or trading mandate for the Group.

Revenues generated from such collaboration transactions are measured through revenue sharing agreements or internal revenue sharing awards. In principle, when determining the collaboration revenues arising from such transactions, we consider only the net revenues generated by the transaction. Position risk related to trading revenues, private equity and other investment related gains, valuation adjustments, and centrally managed treasury revenues are not included in collaboration revenues. These transactions are tracked and data on the revenues earned from them are collected centrally for monthly reporting on a divisional, regional and global basis, with the percentage of the Group’s net revenues for each reporting period represented by the aggregate of collaboration revenues reflected in our quarterly and annual reports.

We will comply with the Staff’s comment by clarifying the related disclosure in future quarterly and annual reports.

Critical Accounting Estimates

Goodwill impairment

6.
We note your disclosure within your Allocations and Funding discussion that capital is distributed to your segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Please tell us and revise your disclosure in future filings to address the following:

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 5

•
Explain how the carrying values of your reporting units are determined for purposes of performing your goodwill impairment analysis. In this regard, clarify whether you are using an economic capital approach for this purpose.

•
To the extent the total capital allocated to your reporting units is more or less than the total shareholders’ equity of the company, please explain how you account for any difference and quantify such amount. In this regard, clarify whether the carrying values assigned to your reporting units are equal to the economic capital determined for each reporting unit or are based on pro rata allocations of total shareholders’ equity based on your economic capital model.

•	Clarify the extent to which the capital allocations determined for each year of your reporting units is reviewed by your Board of Directors or banking regulators.
•
To the extent that you do not allocate the individual assets and liabilities to your reporting units for purposes of determining the carrying value of the reporting unit, please expand your discussion in your critical accounting estimates disclosure to explain your methodology for doing so. Please also discuss how you would perform Step 2 of the goodwill impairment test under your methodology should you be required to proceed to Step 2.

Response to Comment 6:

We advise the Staff supplementally that we use the reporting units’ allocated economic capital as the basis for the carrying amount of each reporting unit for purposes of the goodwill impairment test. Any residual equity after considering the total economic capital is allocated to the reporting units on a pro-rata basis. As of December 31, 2011, such residual equity was equal to CHF 4,206 million. We use economic capital as a consistent and comprehensive tool for risk management, capital management and performance measurement.

           Projected economic capital allocations to each reporting unit are integrated within our three year financial planning process and are approved by the Board of Directors on an annual basis. The carrying values of the reporting units are also presented to the Audit Committee on an annual basis.

           An estimated balance sheet for each reporting unit is prepared on a quarterly basis. If the second step of the goodwill impairment test is required, our methodology would be as follows:  First, the implied fair value of the relevant reporting unit’s goodwill is compared with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized under goodwill impairment cannot exceed the carrying amount of that goodwill. The implied fair value of goodwill is calculated in the same manner as the amount of goodwill recognized in a business combination and as such, the current fair value of a reporting unit is assigned to all of the assets and liabilities of that unit (including any unrecognized intangible assets, but excluding goodwill) as if the reporting unit had been acquired in a business combination. An independent valuation expert would likely be engaged to assist in the valuation of the reporting unit’s unrecognized intangible assets.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 6

           We will comply with the Staff’s comment by including the above information, including an expanded discussion in our Critical Accounting Estimates, in our future Forms 20-F.

Risk Management

Market Risk - VaR

7.
We note that as part of the ongoing review to improve risk management approaches and methodologies you made significant changes to your VaR methodology for both risk management and regulatory capital purposes during the second quarter of 2011. Please respond to the following and expand your disclosure in future filings as appropriate:

•
Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models. In this regard, we note your discussion of changes made to the non-investment grade and traded loan models as well as the implementation of the single stock volatility model.

•
Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

•
We note that you use the same VaR model for both risk management and regulatory capital purposes, except for the confidence level and holding period. Tell us what drives the need to use different confidence levels and holding periods for your risk management VaR versus your regulatory capital VaR.

•
Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

Response to Comment 7:

We advise the Staff supplementally that we use one integrated VaR model across all risks and across the whole firm.

The model uses joint historical simulation across all risk-types where possible. Some risk-types are aggregated via zero-correlation with the overall simulation risk, which is typically the case for idiosyncratic risk stemming from the use of regression techniques used to model specific risk. To calculate the overall VaR number, risk stemming from those risk factors for which sufficiently reliable historical data is not available is simply added to the risk number arising from risk factors that have such historical data available.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 7

We operate four different parameterizations of our VaR model, as detailed in the following table and related notes.

	Holding Period	Confidence Level1	Dataset Length	Report Disclosure
Risk Management	1 Day	98%	2 Years	Quarterly and Annual Reports
Regulatory2	10 Day3	99%	2 Years	Pillar 3, Quarterly and Annual Reports
Stressed	10 Day	99%	1 Year	Pillar 3 Reports

1 Equivalent percentile, calculated using expected shortfall based on average losses.

2 Regulatory VaR in our Pillar 3 report follows the Basel II.5 capital definition and excludes securitizations; all of our other disclosures of Regulatory VaR (including those filed with the Commission) include securitizations, so as to be consistent with Risk Management VaR.

3 We further discuss Regulatory VaR holding periods below, including FINMA regulatory requirements for employing a 10-day holding period. The Regulatory VaR in our Pillar 3, quarterly and annual reports is a 10-day VaR number that has been scaled down to a 1-day equivalent VaR number. We scale Regulatory VaR to a 1-day number so as to be consistent with our Risk Management VaR.

Note: For regulatory capital purposes, we perform backtesting using an actual 1-day 99% equivalent VaR number in accordance with FINMA requirements.

The specific parameters of our calculation of Regulatory VaR and Stressed VaR are determined by the Basel II.5 rules and expressly approved by our primary regulator, FINMA. Under these requirements we are required to employ a holding period of 10 days and a confidence level of 99%. For FINMA regulatory capital purposes, effective January 1, 2011 we introduced the incremental risk charge and Stressed VaR to meet the Basel II.5 market risk framework.

We use a 1-day holding period and a 98% equivalent confidence level for Risk Management VaR. Our management believes the 1-day holding period for Risk Management VaR is more intuitive and can be related more directly to our daily P&L. In making the decision regarding the confidence level, we compared results using different confidence levels for Risk Management VaR (from 95% to 99%) and concluded that 98% was the most useful approach, balancing the responsiveness of the model to new data coming into the dataset and statistical significance in the tail.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 8

To calculate total trading VaR, as well as the individual market risk categories we disclose, we aggregate in one of three ways:

(i)           simulated risk, all of which are aggregated with each other via joint historical simulation;

(ii)           add-on risk, which stems from risk types that are ideally simulated but for which sufficiently reliable historical simulation data is not available,  is simply added to the simulated risk number; and

(iii)           zero-correlated risk, which stems from regression techniques used to model name-specific risk, are aggregated using a zero-correlation with all other risks. We periodically verify that the use of such a zero-correlation aggregation technique for each specific risk is appropriate.

We make no adjustments within the model.

The Credit Suisse VaR model and any modifications to that model are validated by our Risk Model Validation team. The Risk Model Validation team is independent of the Risk Methodology team that develops the VaR model. As detailed on Page 118 of the 2011 Form 20-F, we have recently made a number of methodology changes to our VaR model. Prior to making any change to the VaR model, we observe each of the following requirements:

(i)           the change needs to be validated by the independent Risk Model Validationteam;

(ii)           the change needs to be approved by the VaR Governance Steering Committee;

(iii)           a parallel run of both the original and revised model is conducted over a 60-day period; and

(iv)           details of the proposed change (including results from the 60-day parallel run and the validation report from the Risk Model Validation team) are submitted to FINMA for approval.

8.
As a related matter, we note that you perform backtesting as one way to assess the accuracy of your VaR models and that backtesting exceptions occur when daily trading losses exceed regulatory 99% VaR using a one-day holding period. Please tell us whether you also perform backtesting of your risk management VaR model and why the results of this backtesting have not been disclosed. Please also revise your disclosure in future filings to address the reasons why you did not experience any backtesting exceptions during 2011 or the first quarter of 2012 given the model changes that were made in the second quarter of 2011 (including reducing the historical dataset from three to two years and exponentially weighting more recent market data) and the fact that a certain amount of exceptions are statistically expected given the confidence levels used in your models.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 9

Response to Comment 8:

We advise the Staff supplementally that for FINMA regulatory capital purposes we perform backtesting against a 1-day 99% Regulatory VaR number. We do not formally backtest against the 98th equivalent percentile Risk Management VaR.

In line with what we believe to be industry best practice, we present backtesting exceptions in the risk management disclosure of our quarterly and annual reports using actual daily trading revenues. On this basis, Credit Suisse did not have any backtesting exceptions in 2011 or the first half of 2012.

For regulatory capital purposes we perform backtesting against a 1-day 99% Regulatory VaR number utilizing a subset of daily trading revenues. On this basis, we had a single backtesting exception in 3Q11.

We agree with the Staff’s observation that a VaR model that is calibrated to a 99% confidence level means there is a 1 in 100 chance of incurring a daily trading loss at least as large as the reported VaR. Based on a year of 250 trading days, this would mean two to three backtesting exceptions per year. However, this is a statistical expectation that we would only expect to be observed over a period of several years, and not one that can be expected to occur in any particular 250 trading day period.

Credit Risk

Selected European credit risk exposures

9.
You disclose that you make use of country limits and perform scenario analysis on a regular basis, which include analyses on your indirect sovereign credit risk exposures from your exposures to selected European financial institutions. Please revise your disclosure in future filings to discuss specific examples and the extent of indirect sovereign credit risk exposures that you have identified, and describe how you monitor and mitigate the effects of such indirect risk exposure.

Response to Comment 9:

We advise the Staff supplementally that our assessment of indirect sovereign credit risk exposures arising from selected European financial institutions includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign ratings downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. We are in frequent and regular contact with our Swiss, US and UK regulators concerning these selected European credit exposures.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 10

We will comply with Staff’s comment by including similar disclosure regarding these selected European credit exposures in the Group’s future quarterly and annual reports.

10.
We note that your CDS purchased for purposes of risk mitigation is included within your tabular disclosure of Selected European credit risk exposures. Please revise your disclosure in future filings to state how you measure the amount of CDS included within the table, and separately quantify the fair value and notional amounts of all credit protection purchased that is reflected within the table. In your disclosure, please also state whether your Inventory positions disclosed in the table include additional CDS purchased, and if so, quantify those amounts.

Response to Comment 10:

We advise the Staff supplementally that CDS included in the tabular disclosure under the heading “Risk mitigation” are presented on a net notional basis. Although it is theoretically possible to provide the fair value associated with these trades, we do not believe it would add incremental value to the reader, as the gross position involves numerous counterparties and includes both sales and purchases of credit protection. In addition, the presentation of net fair value would infer that netting arrangements exist between the different counterparties when that is not the case. It is important to note that all of these CDS positions are fully margined, and we will disclose that fact in the Group’s future quarterly and annual reports.

We confirm that the “Inventory” exposures in the tabular disclosure (which is the net long positions of inventory exposures netted at issuer level) is presented at net market value and includes additional CDS purchased and/or CDS sold. We will comply with the Staff’s comment by disclosing the measurement basis of CDS purchased for risk mitigation and the fair value of CDS positions within the Group’s inventory positions in the Group’s future quarterly and annual reports.

Loans and loan commitments

11.
We note that the probability of default (PD) for your consumer loans is statistically calculated using internally compiled data, including LTV ratios, income level and credit histories. We also note that the loss given default (LGD) measure for your Private Banking loan portfolio takes into account collateral pledged and guarantees received and that the concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking residential mortgage business which is highly collateralized. It would therefore appear that the LTV ratios are a significant factor in determining both the PD (and corresponding internal rating) and LGD of your residential mortgage loans. Accordingly, please revise your future filings as follows:

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 11

•
Describe your underwriting standards for residential mortgage loans, including whether you have strict guidelines concerning LTV ratios at origination. If possible, disclose the average LTV ratio at origination for this portfolio.

•
Provide quantitative information reflecting the current LTV ratios for your residential mortgage loan portfolio. In this regard, we note your December 16, 2011 response to comment 5 of our letter dated November 17, 2011 and that collateral management is generally performed at the counterparty level which considers all outstanding credit exposure to a customer. However, you also state that if collateral pledged is specific to a particular loan then you monitor collateral against that loan, which we presume would be the case for residential mortgages.

•
More clearly, describe how current LTV ratios are calculated for your residential mortgage portfolio (e.g., whether they are based on updated appraisals, housing price indexes or a combination thereof).

Response to Comment 11:

We advise the Staff supplementally that our underwriting standards for residential mortgage loans in Switzerland include a maximum affordability ratio, LTV ceilings and minimum amortization rules. Affordability is generally deemed sufficient if not more than one-third of the borrower’s sustainable gross income is consumed by property-related costs and other financial obligations. For the majority of regions in Switzerland, our LTV ceiling for mortgages is set at 80%, with an 85% ceiling being applied in certain regions.

We will comply with the Staff’s comment by disclosing in future Forms 20-F whether the average LTV ratio for loans originated in each fiscal year (beginning with 2011) is below 80%, as well as the proportion of our Swiss residential mortgage portfolio with a current LTV ratio below 80% and the proportion of that portfolio with a current LTV ratio equal to or above 80%. We will also disclose in our future Forms 20-F that our current LTV ratios are based on the most recent appraised value of the collateral.

Balance sheet, off-balance sheet and other contractual obligations

Contractual obligations and other commercial commitments

12.
We note that your tables of contractual obligations and short-term obligations appear to exclude the related interest expense on your long-term debt obligations and interest-bearing deposits, which appears to be quite significant based on your supplemental cash flow information disclosure of cash paid for interest during each of the three years presented. Please revise these tables in future filings to include estimated interest payments on your long-term debt and interest-bearing deposits and disclose any assumptions you made to derive these amounts. To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table. Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 12

Response to Comment 12:

We will comply with the Staff’s comment by revising the tables of contractual obligations, other commercial commitments and short-term obligations in future Forms 20-F to include disclosure on interest payments on our fixed rate long-term debt which has not been effectively converted to variable rate debt through the use of swaps, as well as our estimated interest payments on interest-bearing deposits. We will also disclose the relevant assumptions used in calculating such figures.

We will also provide in future Forms 20-F quantification of the amount of our:

(i)  long-term debt covered by interest rate derivatives whose payments have been excluded from the table due to our inability to reasonably estimate the amount and timing of such payments.

(ii)  structured notes and long-term debt whose interest payments have been excluded from the table due to the non-determinable nature of those interest payments.

Consolidated Financial Statements – Credit Suisse Group

Notes to the Consolidated Financial Statements

18 Loans, allowances for loan losses and credit quality

Credit quality of loans held at amortized cost

13.
We note your tabular disclosure of gross loans held at amortized cost by internal counterparty rating, and we note that your internal ratings are assigned to all loans reflecting your view of the credit quality of the obligor and considering the probability of default associated with each rating. Please revise your disclosure in future filings to state, in qualitative terms, the likelihood of loss related to each internal risk rating or group of internal risk ratings. Also, disclose which rating categories reflect your exposure to subprime lending. Refer to ASC 310-10-50-30.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 13

Response to Comment 13:

In the Risk management – Credit risk section of our 2011 Form 20-F (beginning on page 123), we provide detailed information on loss given default (“LGD”). As part of that disclosure, we present our loans, net of risk mitigation, across LGD buckets for Private Banking and Investment Banking. This LGD bucket information is provided at the level of internal counterparty rating. Particularly for our material loan population in Private Banking, the allocation of loans to the different loss given default buckets is widely spread. We believe that this quantitative information is more useful to an investor’s understanding of our loan portfolio than a qualitative explanation of the likelihood of loss.

We do not account for any subprime lending as loans held at amortized cost. Please also refer to our response to Comment 14.

Impaired loans

14.
We note your disclosure that a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Furthermore, we note that substantially all of your subprime residential mortgage loans are held for securitization. Please tell us and revise your future filings to disclose the following:

•	Confirm whether your subprime residential mortgage loans that are held for securitization are classified as held for sale and carried at the lower of cost or market value.
•
Clarify where these loans are reported in your balance sheet. For example, are they included in other assets with other loans held for sale or are they included in loans held at amortized cost?  If the latter, clarify whether they are also included in your impaired loan tabular disclosures in Note 18 and quantify the amount of impaired loans that are considered subprime.

•	Describe and quantify the extent of your involvement in subprime lending.

Response to Comment 14:

We advise the Staff supplementally that all of our residential mortgage loans held for securitization are currently classified as Trading Assets on the consolidated balance sheet and are measured at fair value. These loans have been purchased in the secondary market and were not originated by Credit Suisse, as we have not originated US residential mortgage loans since 2008. Of the CHF 1.2 billion in US residential mortgage loans held awaiting securitization included in Trading Assets as of June 30, 2012, only CHF 323 million relate to subprime mortgages.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 14

As stated above, since 2008 Credit Suisse has not originated subprime loans, although we currently carry an extremely limited amount of such loans on our books that had been originated by a unit we no longer operate. These loans represented less than 0.001% of our total residential loan portfolio as of December 31, 2011.

There are no subprime mortgages included within Net Loans on the consolidated balance sheet, and therefore no such loans are included in the impaired loan tabular disclosures.

We consolidate certain variable interest entities relating to residential mortgage securitizations where the Group is the primary beneficiary. The residential mortgage loans included in these variable interest entities are classified as Loans Held for Sale within Other Assets on the consolidated balance sheet and are measured at fair value. At June 30, 2012, Credit Suisse had CHF 721 million in subprime mortgages included in consolidated variable interest entities. However, Credit Suisse is generally not subject to significant economic risk of these underlying mortgages as the risk is passed through to third party investors who hold the securities.

We will comply with the Staff’s comment by including the above information in our future Forms 20-F.

15.
Your tabular disclosure of Allowance for loan losses and gross loans held at amortized cost by loan portfolio shows CHF 1.547 billion loans as being individually evaluated for impairment which, based on your tabular disclosure of Gross impaired loan details, appears to only include those impaired loans for which a specific allowance was calculated. Please address the following and revise your disclosure in future filings as appropriate:

•
Tell us why you have determined that impaired loans without a specific allowance allocated to them should be excluded from the individually evaluated loan disclosures. In this regard, clarify whether there were any situations in which a loan which was individually determined to be impaired but for which a specific allowance was not required was put back into the portfolio of loans which were collectively evaluated for impairment. To the extent that this circumstance occurred, please tell us how you determined this practice was appropriate.

•
When providing the disclosures required by ASC 310-10-50-11C, please ensure that you include all loans which were individually evaluated for impairment, regardless of whether a specific allowance was required.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 15

Response to Comment 15:

We will comply with the Staff’s comment by revising our future quarterly and annual reports to include our gross impaired loans individually evaluated for impairment but without a specific allowance in the individually evaluated loan disclosures. We would like to mention that this information has already been provided in the Risk management – Credit risk section of our 2011 Form 20-F (on page 131). However, we will align this information with the loan disclosures in the Consolidated Financial Statements included in future filings.

Pursuant to ASC 310-10-35, there were no situations in which a loan which was individually determined to be impaired but for which a specific allowance was not required was put back into the portfolio of loans which were collectively evaluated for impairment.

26 Tax

16.
We note your explanation of certain reconciling items included in your reconciliation of taxes computed at the Swiss statutory rate. Please expand your disclosure in future filings to address the reconciling items more thoroughly by addressing the following:

•
Explain why the foreign tax rate differential resulted in a reduction to the statutory rate of 22% given that total foreign tax expense for the period was CHF 809 million related to CHF 3.006 billion in income from continuing operations before taxes. Clearly address whether a single foreign jurisdiction drove the tax benefit, and if so, identify that jurisdiction, or whether it was a combination of multiple jurisdictions.

•	Explain what is included within other non-deductible expenses.
•
Discuss the reasons for the entire lower taxed income reconciling item of CHF (479) million for 2011. For example, your disclosure regarding the 2011 reconciling item addressed a benefit of CHF 55 million due to the reduction in the valuation of a subsidiary and a tax benefit of CHF 116 million for the reversal of a deferred tax liability arising from foreign branches of the Bank, but the remaining CHF 308 million is not discussed.

•
Clarify why you have presented in 2011, a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of your operating entities, one in Switzerland and one in the US. Specifically, address how this increase of deferred tax assets represents a permanent difference that should be disclosed in the rate reconciliation.

Response to Comment 16:

We will comply with the Staff’s comment by expanding our disclosures in future Forms 20-F to more thoroughly address each of the reconciling items noted in the Staff’s comment in our reconciliation of taxes computed at the Swiss statutory rate.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 16

28 Related parties

17.
Please revise your disclosure in future filings to clarify, if true, that loans made to members of the Executive Board and the Board of Directors were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. See Instruction 2 to Item 7.B to Form 20-F.

Response to Comment 17:

We will comply with the Staff’s comment by clarifying our disclosure in future Forms 20-F that, except as may be otherwise disclosed, loans made to members of the Executive Board and the Board of Directors were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

18.
We note that you entered into certain agreements relating to a material transaction with affiliates of Qatar Investment Authority and The Olayan Group in February 2011. Please file these agreements as exhibits.

Response to Comment 18:

We will comply with the Staff's comment by filing the complete terms and conditions of the securities purchased by affiliates of the Qatar Investment Authority and The Olayan Group in the February 2011 transactions noted by the Staff as an exhibit to our next annual report on Form 20-F, assuming that such securities remain outstanding at the time of such filing.

30 Derivatives and hedging activities

Disclosures relating to contingent credit risk

19.
You disclose that the current net exposure for SPEs may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features in your tabular disclosure. Please revise your disclosure in future filings to clarify why the current net exposure for SPEs differs from the NRV, which you define as the negative fair value of a derivative financial instrument at a given financial reporting date. In your response, please tell us how you believe your disclosure complies with ASC 815-10-50-4H(c) which requires disclosures of the aggregate fair value of such instruments.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 17

Response to Comment 19:

We advise the Staff supplementally that our current net exposure for SPEs contracts, as disclosed in the footnote referenced by the Staff’s comment, is the contractual amount, per the terms of the derivative contract with the SPE counterparty, which is required to be calculated to determine the collateral payable in the event of a one notch or two notch downgrade of Credit Suisse’s credit rating by the relevant ratings agency. For example, the contractual amount would comprise both the derivatives’ negative replacement value and an adjustment to include a percentage of the derivatives’ notional value. We believe the current net exposure provides users of the financial statements with more useful information than the negative fair value amount as required by ASC 815-10-50-4H, as it provides users with the contractual exposure that the additional collateral payments with SPE counterparties will be calculated on.

We will comply with the Staff’s comment by providing further clarification on why the current net exposure for SPEs differs from the Negative Replacement Value in our future quarterly and annual reports.

31 guarantees and commitments

Residential mortgage loans sold – outstanding repurchase claims

20.	We note your tabular disclosure of the development of outstanding repurchase claims and ask that you address the following:

•
Please tell us why you disclosed the development of outstanding repurchase claims during the period from July 1, 2011 to December 31, 2011 instead of for the full year from January 1, 2011 to December 31, 2011, and consider revising your disclosure in future filings to include the full year-to-date development of outstanding repurchase claims.

•
Given that your total outstanding repurchase claims as of March 31, 2012 reached $1.249 billion, please disclose your estimate of reasonably possible losses related to GSE, private investor, and Non-agency securitization repurchase claims in accordance with ASC 450-20. Please also explain why you believe that more losses related to these claims are not probable and therefore have not accrued more than $49 million in repurchase claims as of March 31, 2012.

•
Please consider revising your disclosures in future filings to also state all of the amounts related to mortgage loans sold, repurchase claims, provisions, and realized losses in CHF in addition to USD given that your financial statements are reported in CHF.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 18

Response to Comment 20:

We advise the Staff supplementally that we disclosed the roll-forward of outstanding repurchase claims for the first time in the 2011 Form 20-F in accordance with our response to Comment 17 of the comment letter from the Staff dated August 19, 2011. At that time, however, we had insufficiently detailed data and supporting documentation relating to such repurchase claims for the first and the second quarters of 2011. Accordingly, we decided to disclose the known data for the period from July 1, 2011 to December 31, 2011, as we had sufficiently detailed data for this later period at the level of granularity requested.

Beginning in the first quarter 2012, we have provided the disclosure for the full period reported from January 1, 2012 through March 31, 2012, and our 2Q12 Financial Report (filed with the Commission on Form 6-K on August 3, 2012) included the full year-to-date roll-forward for outstanding repurchase claims (see page 114). We confirm to the Staff that we will continue to provide this information for the full reporting period in future quarterly and annual reports.

Reasonably Possible Losses: With respect to our outstanding repurchase claims balance for GSEs, private investors, and non-agency securitizations, Credit Suisse is not in a position to estimate a reasonably possible loss under the terms of applicable guidance (including ASC 450-20). Credit Suisse continues to receive claims, and the heterogeneity of both our portfolio and our claim experience to date has meant that we have been unable to develop a model that can predict future exposures with sufficient accuracy. Important elements of many of our existing claims remain subject to significant legal and factual uncertainty, and we believe that the rate of future claims will be significantly dependent on macro-economic factors that are difficult to predict and beyond our control. In addition, since we primarily sold the relevant loans on a servicing released basis, we are completely dependent on third-party servicers for current information on the loans, and therefore have limited reliable information about the status of such loans once they have been sold. For all of these reasons, we do not believe that it is possible for us to make a meaningful estimate of reasonably possible losses at this time.

Probable Losses:  On page 105 of the 1Q12 Financial Report, we disclosed our provision balance for accrued losses of $49 million that primarily comprises GSEs and non-agency securitization repurchase claims. This amount represents the probable losses related to our outstanding claims balance for that period.

GSEs:  Probable losses from GSE claims make up the majority of the $49 million balance noted above. Our estimate of probable losses from GSE claims is based on our historical experience with such claims. Specifically, the estimate is based upon, among other factors, the likelihood that the claimant will rescind such claim, the loss severity on such claim, default rates, foreclosure timelines, changes in home prices, mortgage insurance efficacy and the fair market value of the loan, if any, that the Credit Suisse will own following the resolution of such claim. Our historical experience with GSE claims spans a period of several years and stems from our understanding of the contractual obligations we have through our relationship with the GSEs. Further losses from what is already accrued are not estimable at this time based on the factors noted above under “Reasonably Possible Losses”.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 19

Non-GSEs:  As noted in the 1Q12 Financial Report, we have seen a material increase in repurchase requests from non-agency securitization claimants. Credit Suisse is reviewing these claims and has repurchased a nominal amount of loans where we have concluded that the claim was appropriate. Notwithstanding this, we believe that many of these claims lack merit and, based on our review, are deemed invalid. As a result, a less significant amount of the $49 million balance ($5.4 million) has been accrued for the probable losses on these claims. Accrual of additional probable losses for non-GSE claims is not warranted at this time. Unlike the GSE population, Credit Suisse does not have a robust history of resolving repurchase claims from either private investors or non-agency securitization trusts. In addition, our exposure related to non-GSE claimants may materially differ from that of GSEs due to, among other factors, differences in the governing contracts. Specifically, we believe that the events giving rise to our obligation to repurchase loans under a non-GSE contract may materially differ from the comparable provision stipulated in the GSE contracts. Further, the nature and scope of the representations and warranties set forth in the non-GSE contracts are materially different than those set forth in the GSE contracts; and the non-GSE claimant’s ability to submit a repurchase claim is not as clear in the contract as the comparable provision in the GSE contracts (i.e., standing issues are materially different). It is worth noting that, in particular within non-agency securitizations (and to a lesser degree for GSE repurchases), there is variability in the reason for repurchase as there are numerous representations and warranties and the requested reason for repurchase varies by request; this further drives uncertainty in developing an estimate. Finally, the resolution of certain ongoing legal disputes related to the pending monoline litigation matters could change our exposure related to non-GSE claimants.

Overall, since the loans sold are primarily sold on a servicing released basis, we have limited reliable information about the status of such loans following our sale. In light of the significant uncertainty related to the above matters, Credit Suisse does not believe that it has sufficient information to establish that more losses are estimable or probable and therefore, has not accrued for additional reserves beyond the $49 million as of March 31, 2012.

We disclose data on representations and warranties on residential mortgage loans sold in US dollars because this disclosure is relevant only to our residential mortgage loan activities in the United States and to loans and related claims that are exclusively denominated in US dollars. We do not believe that adding disclosure of this data in Swiss francs, and thus introducing data trends and outcomes that are not relevant to the disclosed activities, would provide additional useful information to the reader and would be extraneous to the purpose and intent of the disclosure itself.

33 Financial Instruments

Gains and losses on financial instruments

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 20

21.
You recorded CHF 2.342 billion in net gains on your long-term debt in 2011, of which CHF 1.909 billion was related to the change in your own credit spreads, and CHF 4.145 billion in net losses on your long-term debt in the first quarter of 2012, of which CHF 1.372 billion was related to the change in your own credit spreads. Based on disclosure in footnote 4 to this table, other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structures notes. Given the significant volatility in net gains and losses on your long-term debt due to multiple factors, please revise your disclosure of Operating Results in future filings to discuss and quantify the impact of changes in other factors (e.g., foreign currency exchange rates, interest rates, and/or movements in the reference price or index for structured notes) underlying the gains and losses for the periods presented. In this regard, we believe that your disclosure could be enhanced by providing a tabular disclosure of your short-term and long-term borrowings for which you have elected the fair value option disaggregated by product type (e.g., structured notes referenced to foreign currency exchange rates, to interest rates, to movements in a reference price, and to movements in an index) to promote transparency into the changes in fair value of certain structured products. Please provide us with proposed disclosure to that effect to be included in future filings, and within this table, separately quantify the impact of the adjustment to reflect the change in your own credit quality on each product type.

Response to Comment 21:

We advise the Staff supplementally that US GAAP codification Topic 825 ‘Financial Instruments’ requires disclosure for each line item in the statement of financial position, the amounts of gains and losses from fair value changes included in earnings during the period and in which line in the income statement those gains and losses are reported. In addition, where liability fair values have been significantly affected during the reporting period by changes in instrument-specific credit risk, disclosure is required of the estimated amount of gains and losses from fair value changes included in earnings that are attributable to the instrument-specific credit risk.

We believe that the tabular disclosure on page 327 of the 2011 Form 20-F adequately meets the disclosure requirements as required by Topic 825. Accordingly, we do not believe that providing an additional quantification of changes in other factors (e.g., foreign exchange rates, interest rates, and/ or movements in the reference price or index for structured notes) underlying the gains and losses for long-term debt and short-term borrowings is required by US GAAP, nor do we believe the quantification will provide investors with useful information on our financial position and results of operations. The additional quantification requested is not a data attribute which is captured within our accounting records.

However, we will comply with the Staff’s comment by modifying our future quarterly and annual reports to separately quantify the impact of spreads on our own credit on our Structured Notes in addition to that of the Vanilla Debt.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 21

Consolidated financial statements – Credit Suisse (Bank)

Notes to the consolidated financial statements

34 Capital adequacy

22.
We note your disclosure that certain of your bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). Please clarify whether the restricted net assets of your bank’s consolidated subsidiaries exceed 25% of your bank’s consolidated net assets as of the end of December 31, 2011 and if so, how you considered whether parent company only financial statements on a US GAAP basis were required.

Response to Comment 22:

We confirm to the Staff that the restricted net assets of the Bank’s consolidated subsidiaries did not exceed 25% of its consolidated net assets as of December 31, 2011.

Appendix

Risk Factors

23.
We note that you have included your Risk Factors under “Additional Information” at the end of your annual report. Item 3.D to Form 20-F requires that you prominently disclose risk factors applicable to you. In future filings, please relocate your risk factors disclosure to a more appropriate section of your annual report.

Response to Comment 23:

We will comply with the Staff’s comment by relocating the Risk Factors to a more prominent section of our future Forms 20-F.

24.
We refer to the “Regulation and supervision” section of your Form 20-F where you discuss potential changes in bank information that you may be required to disclose with respect to income tax issues. Please revise your risk factor disclosure (e.g., “Cross-border risks may increase market and credit risks we face” and “Legal restrictions on our clients may reduce the demand for our services”) in future filings to explain the risks associated with these potential changes, including what the implications to your business would be if the changes were to be adopted.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 22

Response to Comment 24:

We will comply with the Staff’s comment by providing more detailed disclosure of the risks associated with these proposed changes and the potential implications for our business in future Forms 20-F.

We may incur significant losses in the real estate sector

25.
In future filings, please quantify your real estate business exposure and explain how “the risk of the real estate market overheating in certain areas of Switzerland” could have a material adverse effect on you. In this regard, clarify whether you are referring to the risk of potential price corrections in the Swiss real estate market.

Response to Comment 25:

As disclosed in the table on page 131 of the 2011 Form 20-F, loans in our residential mortgage business totaled CHF 88.255 billion as of December 31, 2011, with additional real estate loans totaling CHF 23.287 billion at the same date. We will comply with the Staff's comment by including similar quantitative disclosure of these amounts in future Forms 20-F.

We also confirm that the reference to “over-heating” noted by the Staff referred to the risk of potential price corrections in the Swiss real estate market, and will clarify that disclosure in future Forms 20-F.

 Regulatory changes may adversely affect our business and ability to execute . . .

26.
In future filings, please expand your risk factor disclosure to explain the potential consequences associated with complying with the regulatory changes that you cite (e.g., specifying how ongoing implementation of the Dodd-Frank Act, including the Volcker Rule, presents material risks to you).

Response to Comment 26:

We will comply with the Staff’s comment by providing more detailed disclosure of the potential consequences of regulatory changes to our business in future Forms 20-F.

Any conversion of our contingent capital will dilute the ownership interests . . .

27.	In future filings, please revise this risk factor to describe the triggering events that would cause the conversion of your contingent capital to occur.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 23

  Response to Comment 27:

We will comply with the Staff’s comment by describing the triggering events for conversion of our contingent capital in future Forms 20-F.

Form 6-K filed May 8, 2012

Exhibit 99

Risk Management

PAF2 transaction

28.
You disclose that you have purchased protection on the senior layer of the PAF2 transaction to hedge against the potential for future counterparty credit spread volatility, and this was executed through a CDS with a third-party entity. In addition, you state that you have a credit support facility with this entity that requires you to provide funding to it in certain circumstances. Please address the following:

•
Tell us when you entered into the CDS on the senior layer as well as when you entered into the credit support facility. It appears that the senior layer of the PAF2 transaction (which covers $11 billion of the total $12 billion notional amount of derivative exposure covered by the transaction) was not disclosed in your Form 20-F filed on March 23, 2012.

•
Tell us and more clearly disclose in your future filings how you determined the fair value of the PAF2 units that were issued as deferred compensation to employees (i.e., the mezzanine layer). In this respect, we note your disclosure in your Form 20-F that PAF2 holders will bear any losses in excess of the $500 million first loss tranche, up to the full amount of the deferred compensation award. Specifically address the extent to which the senior layer of the transaction affects the value of the structured notes held by your employees. Please also discuss the credit quality of the referenced derivative portfolio and how this impacts the fair value of the structured notes.

•
Tell us and revise your disclosure in future filings to more clearly explain the circumstances under which you would be required to provide funding to this credit support facility, and explain how purchasing this CDS represents an effective economic hedge given that you may be required to fund payments or costs related to amounts due by the entity under the CDS. Clearly address the apparent limitations of the function of the credit default swap as an economic hedge given that it seems that you would still be effectively obligated to cover the senior layer of losses in the PAF2 transaction considering your obligations under the credit support facility.

•
Tell us how both the CDS and related credit support facility are treated for regulatory capital purposes. Separately discuss their treatment under your current regulatory capital framework as well as how you expect each instrument will be treated under Basel III once implemented.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 24

•
Explain your rationale under the applicable GAAP literature for accounting for the CDS at fair value and the credit support facility on an accrual basis. In your response, address the fact that any funded amounts under the credit support facility may be settled by the assignment of the CDS back to you. Clearly identify the extent to which contractual netting provisions are in place between the CDS and the credit support facility.

Response to Comment 28:

We advise the Staff supplementally that we entered into the CDS and the credit support facility (the “Facility”) on March 30, 2012.

The model used to value the PAF 2 deferred employee compensation awards is the standard Gaussian copula valuation model used for synthetic CDO trades with adjustments necessary to incorporate the specific nature of the PAF 2 transaction.  The key model inputs are notional value, correlation assumption, credit spreads and recovery rates of the portfolio, Credit Suisse’s credit spread, and the maturity of the trade.  The value of the senior layer is calculated using the same model as the PAF 2 units; however, the senior layer does not affect the value of the PAF 2 units.

We will comply with the Staff’s comment by enhancing our disclosure in future Forms 20-F to describe the valuation methodology used to determine the fair value of the PAF2 units.

The credit quality of the reference portfolio at March 31, 2012 is shown in the table below.  One of the inputs to the model used to value the PAF 2 units is default probabilities implied from credit spreads.  Any change in the credit spread of the reference portfolio directly impacts the value of the PAF 2 units.

Current Rating	Expected Positive Exposure (EPE) ($B)	% of total
AAA	0.7	6.1%
AA	3.5	30.4%
A	5.0	43.5%
BBB	1.5	13.0%
BB/B	0.8	7.0%
Total	11.5	100.0%

As we disclosed in our 1Q12 Financial Report, management entered into the PAF 2 transaction to hedge the counterparty credit risk and the credit spread volatility in the reference portfolio. As we disclosed in our 2011 Form 20-F on page 186, we discussed the PAF2 compensation plan with FINMA and these discussions also included the CDS and Facility components of the PAF2 transaction. Purchasing the CDS portion of the PAF 2 transaction has the effect of mitigating the impact of credit spread volatility in the reference portfolio. Furthermore, because the entity is expected to be able to finance payments under the CDS by issuing commercial paper (“CP”), this provides Credit Suisse with an additional source of liquidity in the event there are payments made under the CDS. Net of the Facility, the loss protection under the CDS is limited to the excess of the CDS notional amount over the notional amount of the Facility, which is $25 million.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 25

The Facility is designed to provide credit support to the third-party entity in connection with the CDS and it is also intended to provide credit support to the third party in connection other assets that are commonly financed through the issuance of commercial paper.  With respect to the CDS portion of the Facility, we are required to provide immediately available funding to the third-party entity under the following circumstances, among others: (a) there has been a disruption of the CP market such that the entity cannot issue or roll CP to fund the CDS payment or repay maturing CP, (b) the interest payable on the CP exceeds certain thresholds and we instruct the entity to draw on the Facility instead of issuing CP, (c) CP was issued by the entity to fund a CDS payment and subsequently the short term rating of the Facility provider is downgraded, or (d) to repay any outstanding CP at the maturity date of the Facility.  Any funded amounts may be settled by the assignment of the rights and obligations of the CDS to us.

We will comply with the Staff’s comment by enhancing the disclosure in future Forms 20-F to describe the circumstances under which we would be required to provide funding to this Facility.

Management also believes that the CDS in conjunction with the PAF2 units is an eligible CVA hedge under Basel III. The CDS is treated as any other derivative and subject to the credit risk regulatory capital requirement under Basel II.5 and Basel III.  In addition, the CDS, as any other derivative, is subject to credit valuation adjustment (“CVA”) regulatory capital requirement under Basel III. The Facility is treated as a guarantee on the senior layer of the PAF 2 reference portfolio and is subject to the securitization framework regulatory capital requirement under both Basel II.5 and Basel III.

In determining the accounting for the CDS and Facility, we first analyzed whether the instruments should be accounted for as separate units of account.  We concluded that the instruments should be accounted for as two separate instruments after considering the guidance in ASC 815, Derivatives and Hedging, that addresses whether to view two or more contracts as a unit (i.e., ASC 815-10-15-8 and -9).

In reaching that conclusion, we noted that although the Facility covers other risks that are not identical to those in the CDS (such as interest rate risk on CP issued, as well as operational risk to the extent the counterparty is not able to issue or roll CP and credit risk associated with the traditional assets, if any), the transactions have been entered into contemporaneously, in contemplation of one another, with the same counterparty and relate to the same primary risk (credit risk).  As a result, our primary focus was on the substantive business purpose for structuring the CDS and the Facility separately.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 26

We concluded that there is a substantive business purpose for structuring the transactions separately based on the following factors:

(i) The PAF2 transaction as a whole provides Credit Suisse an alternative way to hedge its credit risk and CVA volatility exposure on its derivative portfolio for regulatory purposes;

(ii) Credit loss protection provided by the counterparty results in a third-party absorbing the first $25 million of incremental losses borne on the senior layer after depletion of the equity and mezzanine layers;

(iii) Structuring the senior layer as two separate transactions enables Credit Suisse to achieve temporary funding for incurred credit losses.  This temporary funding could last upwards of 13 months beyond the final CDS expiration date, which equates to a potential maximum funding period of approximately 10 years; and

(iv) The Facility is intended to provide for $500 million of committed liquidity to the counterparty to support the financing of assets through CP issuance other than funding for incurred losses on the CDS.

In addition, we considered that ASC 815 is a transaction-based standard and generally does not provide for the combination of separate financial instruments as a unit. The CDS will be accounted for as a derivative at fair value (see further discussion of Accounting for Senior CDS hedge and Facility below) and therefore, derivative accounting is not being circumvented.  Finally, there are no contractual netting provisions in place between the CDS and the Facility.  Rather, the Facility contractually allows the settlement of the funded amount, if any, by assigning the rights and obligations of the CDS to Credit Suisse.

Although the funded amounts under the Facility may be settled by the third-party entity assigning the CDS to us, funded amounts relating to other assets would be expected to be settled by cash repayment or assignment of the related assets.  In addition, if the CDS is assigned to settle the Facility, the losses that would be incurred by Credit Suisse would also be impacted by interest accruing on the CP and the time the related CP was outstanding (which could be upwards of 10 years).  In considering this in the context of all of the substantive business factors noted above, we concluded that it was appropriate to account for the two instruments separately.

After we concluded that the instruments should be accounted for separately, we addressed the accounting for each instrument as indicated below:

Accounting for Senior CDS hedge

The CDS has payment triggers that are beyond the failure-to-pay by the derivative counterparties in the reference portfolio.  This also includes a bankruptcy trigger.  As a result, the CDS does not meet the financial guarantee exception in the derivative accounting guidance (ASC 815) and hence is a derivative that will be fair valued through earnings.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 27

Accounting for Credit support facility

The Facility is a source of credit support for CP investors as the third-party entity may draw on the Facility to ensure its obligation to repay its CP.   The amount of payments to the third-party entity under the Facility are determined by, among other things, the amount of CP issued to support payments under the CDS and the amount of discount or interest payable on such CP.  The CP investors will have the exposure to the risk of nonpayment, both at inception and through the termination of the Facility.

Based on the nature of the Facility and considering the guidance in ASC 815 and ASC 460, Guarantees, the Facility is considered as a financial guarantee.  As a result, the accounting for the Facility would be under ASC 460: Guarantees with the stand-ready obligation recognized initially at the greater of (a) the fair value of the stand-ready obligation and (b) the probable and estimable contingent loss (ASC 450: Contingencies amount).  Subsequent measurement of the Facility will result in recording incurred losses on an “accrual” basis under the contingent loss guidance in ASC 450.

Notes to the condensed consolidated financial statements - unaudited

20 Tax

29.
We note your disclosure that the tax benefit recorded in 1Q12 reflected a release of contingency reserves for uncertain tax positions partially offset by an income tax expense on pre-tax income. Furthermore, we note your effective tax rate of (8.1%), 40.1%, and 23.7% for 1Q12, 4Q11, and 1Q11, respectively. Given the significant volatility in your effective tax rate for each of the periods presented as well as the release of contingency reserves during the first quarter of 2012, please revise your disclosure in future filings to include a full reconciliation of the effective rate to the statutory rate. Specifically quantify the material changes in the effective rate, including the impact due to the release of contingency reserves for uncertain tax positions.

Response to Comment 29:

We will comply with the Staff’s comment by revising our disclosure in future quarterly and annual reports to include a full reconciliation of our effective tax rate to the statutory rate. In addition, we will quantify the material changes in the effective rate during the relevant periods, including the impact, if any, of releases of contingency reserves for uncertain tax positions.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 28

26 Financial instruments

Qualitative disclosures of valuation techniques

30.
You disclose that you perform a sensitivity analysis of your significant level 3 financial instruments, and this sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. Please revise your disclosure in future filings to clearly disclose the purpose of performing the sensitivity analysis as well as developing a fair value range. Specifically, address whether this is an internal mechanism to monitor possible stressed scenarios for certain financial instruments, or whether this is integral to selecting a fair value measurement for certain level 3 financial instruments. If the latter, please explain how you select the best estimate within the range for measurement purposes.

Response to Comment 30:

We advise the Staff supplementally that this sensitivity analysis is an internal mechanism we use to monitor the possible impact of reasonable alternative inputs or prices for level 3 instruments. We will comply with the Staff’s comment by revising our disclosure in future quarterly and annual reports to reflect this fact.

Debt securities

CMBS, RMBS and CDO securities

31.
You disclose that fair values of RMBS, CMBS and CDO for which there are no significant observable inputs are valued using price, capitalization rate and internal rate of return. Please address the following:

•
Based on your disclosure it appears that you may be using both comparable prices of similar instruments as well as prices/quotes received from third party pricing services/brokers as inputs to the valuation of these securities. If so, please revise your disclosure in future filings to clarify the extent to which these inputs are used in the valuation of such securities rather than simply disclosing “price” as one of the significant unobservable inputs.

•	Please tell us how you determined the internal rate of return from the perspective of a market participant as contemplated within ASC 820.
•
Please tell us and revise your future filings to disclose whether your valuation models for these securities also consider inputs such as prepayment rates, default rates, loss severities and discount rates, which appear to be common assumptions used in the valuation of these types of securities.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 29

Response to Comment 31:

We advise the Staff supplementally that for our level 3 RMBS, CDO and the majority of our CMBS securities, we utilize comparable prices of similar traded instruments rather than prices or quotes from third-party pricing services. When comparing level 3 securities with observable level 2 securities, we consider multiple factors including the underlying collateral characteristics, the issuer and vintage of the security, and the length of time since the last executed transaction.

When evaluating underlying collateral characteristics we analyze the consistency between the level 2 securities and the level 3 securities in terms of geographic regions, property types and underlying mortgage product. In addition, we also use standard industry discounted cash flow tools like INTEX to determine and analyze level 2 securities’ implied prepayment rates, default rates, loss severity and discount rates, so as to better calibrate the key assumptions to the market. These multiple points of comparison, collateral analysis, issuer and vintage comparison and recent trade activity are then used to judgmentally benchmark level 3 securities and estimate their fair value.

We currently use price to determine fair value but corroborate that with discounted cash flow models using the inputs outlined above. We will revise our disclosure in future quarterly and annual reports to include the range of such inputs.

For our CMBS portfolio, we perform our valuation using a discounted cash flow tool where capitalization rate and internal rate of return are the unobservable parameters. We do not use comparables for this portfolio, as we believe the unique nature of the underlying collateral does not lend itself to reliable comparison, and we believe a discounted cash flow-based valuation is more appropriate. The initial internal rate of return reflects the investor’s life-to-date internal rate of return estimate based on projected future cash flows for each underlying asset. Included in these future cash flows are sales proceeds at a point in time when the investor expects to sell the asset and maximize value. On a quarterly basis, we assess whether a change in the internal rate of return is required by evaluating market data for similar trades to determine whether an investor would demand a different internal rate of return. Assuming there are no similar trades in the market, we continue to employ the trade date internal rate of return while adjusting for the change in expected recovery values on the underlying assets. (i.e., capitalization rates, rental rates, occupancy levels and leasing assumptions). As a result, this rate of return, although labeled as “Internal Rate of Return”, represents an estimate of the rate of return that a market participant would use, and is not a Credit Suisse or entity-specific input.

Derivatives

Equity and Index-related derivatives

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 30

32.
We note a few instances throughout this Note where the change in the unobservable input does not appear to impact the fair value of the instrument in a directionally consistent manner. For example, it seems directionally inconsistent that for equity and index-related derivatives an increase in volatility will lead to a lower fair value. Please revise your disclosure in future filings to address any inconsistencies with respect to your sensitivity disclosures and consider providing more granular disclosures in this area (e.g., separately disclose the impact that a change in each unobservable input would have on the fair value of the instrument). Such information can continue to be included as part of your qualitative discussion or incorporated into your quantitative tabular disclosure of Level 3 valuation techniques through the use of footnotes or the addition of another column.

Response to Comment 32:

We advise the Staff supplementally that with respect to the specific example noted in the Staff’s comment concerning equity and index-related derivatives, an increase in volatility will lead to lower fair value across the net derivative assets and liabilities. We will comply with the Staff’s comment by revising our future quarterly and annual reports to provide a clearer understanding of the impact of changes in the unobservable inputs.

33.
We note your disclosure that where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). Please revise your disclosure to state whether financial instruments valued in this manner are classified as Level 2 or Level 3 measurements.

Response to Comment 33:

We advise the Staff supplementally that OTC derivatives as to which we have been able to derive the majority of their value from market observable inputs (including those noted in the Staff’s comment) are categorized as Level 2 instruments, while those instruments as to which we have derived the majority of value from unobservable inputs (including model calibration) are categorized as belonging to Level 3 of the fair value hierarchy.

We will comply with the Staff’s comment by clarifying the related disclosure in future quarterly and annual reports.

34.	As a related matter, we note that you disclose “price” as an unobservable input throughout this Note. Please revise your disclosure in future filings as follows:

•
In both your qualitative disclosure of valuation techniques as well as your tabular quantitative disclosures, each time you disclose price as an unobservable input revise to clarity whether you are using comparable prices for similar instruments (market comparables) or prices/quotes from third-party pricing services/brokers (vendor prices).

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 31

•
It appears that a yield may have been considered in coming up with the price for various financial instruments. If so, please disclose in future filings the yield or implied yield from the financial instrument as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

Response to Comment 34:

We will comply with the Staff’s comment by disclosing in our future quarterly and annual reports whether we are using market comparables or vendor prices when price is an unobservable input.

We advise the Staff supplementally that our systems predominantly capture prices as the valuation input for such transactions and that while we may in certain case imply the yield on such instruments from the price, we do so only for analytic purposes. Accordingly, we do not believe it would be appropriate to disclose yield or implied yield as a significant unobservable input.

Quantitative information about level 3 assets at fair value

35.
We note that you disclose buyback probability as a significant unobservable input for certain debt and hybrid instruments. Please explain how you utilize the buyback probability in your measurements. We note that a buy-back or call probability is typically a model output rather than an input. Please clarify. Further, please explain how you value an instrument for which the buy-back probability is 100 percent.

Response to Comment 35

We advise the Staff supplementally that the transactions underlying the disclosure noted in the Staff’s comment are primarily related to Fund Linked Products structured for our clients. Standard market practice for such instruments requires us to provide a secondary market for such securities, whereby Credit Suisse will buy back the transaction at current market value. These transactions include embedded fees in the form of a spread that are included in the fair value calculation. To the extent that the client wishes to sell the transaction back to us prior to its stated maturity, only the fees earned to the buyback date will be recognized. The buyback probability we report is used to estimate the proportion of future fees that will not be earned as a result of buy backs. Transactions with a buyback probability of 100% restrict recognition of the future revenue stream to an initial minimal spread, while a buyback probability of 50% allows for a fair value recognition of half of the future fees.

36.
In those situations where multiple valuation techniques are used in the valuation of certain classes of financial assets or liabilities, please consider quantifying the fair values determined under each model. For example, quantify how much of the CHF 4.3 billion of corporate debt securities was valued using an option model as opposed to a discounted cash flow model.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 32

Response to Comment 36

We will comply with the Staff’s comment by quantifying in future quarterly and annual reports the fair value of instruments valued using each type of valuation technique.

37.
You disclose the range of minimum and maximum values of each significant unobservable input for level 3 assets and liabilities within the Quantitative information about level 3 assets at fair value table. In addition to the range disclosed, please consider revising your disclosure in future filings to provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average. For example, is the average weighted by the notional or principal amount or another weighting measure?

Response to Comment 37

We respectfully inform the Staff that we have considered including weighted average inputs for purposes of the disclosure noted in the Staff’s comment and have discussed the concept with certain of our peer financial institutions in industry forums. However, both we and the significant majority of our peers believe there are significant limitations to using weighted averages for these purposes. Our principal concern (as well as that voiced by our industry peers) is that the multiplicity and diversity of pricing, valuation and weighting methods and models used by industry participants would necessarily result in investors being unable to meaningfully compare any weighted average figures that would be reported. For example, certain participants may choose to weight unobservable volatility inputs by notional value, whereas others may use market value, cost or Vega exposure. A large notional amount option that is deeply out-of-the-money will have significantly different reported weighted averages depending upon the use of Vega exposure versus notional value for the basis of weighting. Given the inherent non-comparability of such data and the resultant risk of creating confusion among investors and other users of our financial statements, we do not believe such reporting would provide readers of the financial statements with useful information.

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 33

The Group hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

 /s/ David R. Mathers

David R. Mathers
Member of the Executive Board
Chief Financial Officer

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP